
Mail Stop 3030

January 14, 2010

VIA U.S. MAIL AND FAX 408-284-2775

Richard D. Crowley, Jr.
Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

> **Re:** **Integrated Device Technology, Inc.**
> **Form 10-K for the year ended March 29, 2009**
> **Filed May 20, 2009**
> **File No. 000-12695**

Dear Mr. Crowley:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 29, 2009

Performance Bonus, page 18

1.   We note that you have not disclosed the corporate performance goals that must be achieved in order for named executive officers to receive bonus awards under the Incentive Compensation Plan. Please provide such disclosure in your future filings, as applicable. To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Financial Statements

Note 2 Business Combinations, page 48

2.   We note your disclosure that "The fair values assigned to tangible and intangible assets acquired and liabilities assumed (in connection with the acquisition of certain assets of Silicon Optix) are based on management estimates and assumptions, *including third-party valuations*". Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Note 18 Subsequent Events, page 70

3.   We note that on April 30, 2009, you signed a definitive agreement to divest certain assets related to your network search engine business to NetLogic Microsystems. Please explain to us why you did not classify the assets (to be sold to NetLogic Microsystems) as assets held for sale herein and in your Form 10-Q for the fiscal quarter ended June 28, 2009. Refer to FASB ASC 360-10-45-9 for the guidance for initial criteria for classification as held for sale. Also, tell us how you believe the guidance at FASB ASC 205-20-45 impacts your accounting and disclosure requirements for the transaction.

Exhibit 31

4.	In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. For example, remove the name of the registrant from the first sentence and include it in paragraph 1 of the certification.

Form 10-Q for the fiscal quarter ended September 27, 2009

Financial Statements

Note 5 Stock-Based Employee Compensation, page 11

5.	We note in the second quarter of fiscal 2010, you *elected* to true up your stock based compensation expense upon termination of employment at the forfeiture date rather than the vest date. Please clarify what you mean by truing up at the forfeiture date rather than the vest date. Further explain to us why your election of such accounting is appropriate under U.S. GAAP. Cite the specific guidance to support your conclusions.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

	·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

	·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Accounting Reviewer